SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Announcement dated July 7, 2009 regarding the market speculation of the Registrant.

1.2	Announcement dated July 8, 2009 regarding the date of board meeting for the purpose of, inter alia, approving the interim results of the Registrant and its subsidiaries for the six months ended 30 June 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll

Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

The Company has noted recent articles in a number of newspapers citing market speculation on a possible sale of its indirect equity interests in Partner Communications Company Ltd.

Whilst the Company has been approached by various interested parties regarding such a sale, no agreement has been entered into up to the date of this announcement. There is no assurance that a sale may result from these approaches.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The board of directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) have noted articles published in a number of newspapers recently citing market speculation on a possible sale of the Company’s indirect equity interests in Partner Communications Company Ltd. (“Partner”). Partner is a mobile communications operator in Israel and a subsidiary of the Company. The Company has been approached by various interested parties regarding a possible sale of such indirect equity interests and has requested such parties to provide non-binding indication of interest. No agreement has been entered into up to the date of this announcement in respect of any such possible sale. There is no assurance that a sale may result from these approaches.

Accordingly, investors are advised to exercise caution when trading in securities of the Company.

The Company confirms that there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), and neither is the Board aware of any matter discloseable under the general obligations imposed by Rule 13.09 of the Listing Rules which is or may be of a price-sensitive nature, other than as disclosed above.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 7 July 2009

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (Also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) announces that a meeting of the Board will be held on Wednesday, 12 August 2009 at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong for the purpose of, among other matters, approving the interim results of the Company and its subsidiaries for the six months ended 30 June 2009 and its publication.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 8 July 2009

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr. LUI Dennis Pok Man Mr. Christopher John FOLL Mr. CHAN Ting Yu (also Alternate to Mr. Lui Dennis Pok Man)	Independent Non-executive Directors: Mr. KWAN Kai Cheong Mr. John W. STANTON Mr. Kevin WESTLEY

Non-executive Directors: Mr. FOK Kin-ning, Canning (Chairman) Mrs. CHOW WOO Mo Fong, Susan (also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt) Mr. Frank John SIXT	Alternate Director: Mr. WOO Chiu Man, Cliff (Alternate to Mr. Christopher John Foll)